Filed Pursuant to Rule 424(b)(7)

Registration No. 333-248754

PROSPECTUS SUPPLEMENT NO. 1

(To Prospectus Dated January 14, 2021)

This Prospectus Supplement No. 1 (this “Prospectus Supplement”) amends and supplements information contained in that certain prospectus, dated January 14, 2021, as may be amended and supplemented from time to time (the “prospectus”), relating to the offer and sale by the selling stockholder listed in the section of this Prospectus Supplement entitled “Selling Stockholder,” of up to 825,572 shares of our common stock, par value $0.01 per share (the “common stock”). As described in this Prospectus Supplement under the section entitled “Use of Proceeds,” we have the right to receive fifty percent of the proceeds from the sale of shares by the Castex Liquidating Trust, the selling stockholder named herein (the “Trust”), up to an aggregate amount of proceeds to us of $2.0 million, after which we have no right to any proceeds from the sale of any remaining shares registered hereunder. The selling stockholder named herein may be deemed to be an “underwriter,” within the meaning of Section 2(11) of the Securities Act of 1933, as amended (the “Securities Act”), of the shares of common stock that it is offering pursuant to this Prospectus Supplement. We will bear all costs, expenses and fees in connection with the registration of the shares of common stock.

We are filing this Prospectus Supplement to supplement and amend the “Selling Stockholders” table on page 8 and the applicable footnotes on page 9 of the prospectus to reflect certain transfers from the selling stockholders previously identified in the prospectus to the selling stockholder named herein, as described in the footnotes of such table. In addition, this Prospectus Supplement is being filed to amend and supplement the sections entitled “Use of Proceeds” and “Plan of Distribution” beginning on pages 7 and 16 of the prospectus, respectively, to reflect the impact of the aforementioned transfers.

This Prospectus Supplement is not complete without, and may not be delivered or used except in connection with, the prospectus. This Prospectus Supplement is qualified by reference to the prospectus, except to the extent that the information provided by this Prospectus Supplement supersedes information contained in the prospectus.

Our common stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “TALO.”

Our principal executive offices are located at 333 Clay Street, Suite 3300, Houston, Texas 77002, and our telephone number is (713) 328-3000.

Investing in our shares involves risks. See “Risk Factors” beginning on page 6 of the prospectus, and any similar section contained in any applicable prospectus supplement concerning factors you should consider before investing in our shares.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities that may be offered under the prospectus and this Prospectus Supplement, nor have any of these organizations determined if this Prospectus Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is September 30, 2021.

USE OF PROCEEDS

Pursuant to the terms of the Order Confirming Fourth Amended Joint Chapter 11 Plan [ECF #324] in In re Castex Energy 2005 Holdco, LLC, Case No. 21-30710 (the “Confirmation Order”), we were made a beneficiary of the Trust. As a result, in accordance with the terms of the applicable trust documents, we have the right to receive fifty percent of the proceeds from the sale of shares by the Trust, up to an aggregate amount of proceeds to us of $2.0 million, after which we have no right to any proceeds from the sale of any remaining shares registered by the Trust hereunder. We intend to use the proceeds received by us in this offering for general corporate purposes. We are required to pay certain offering fees and expenses in connection with the registration of the selling stockholders’ shares and to indemnify the selling stockholders against certain liabilities.

SELLING STOCKHOLDER

The “Selling Stockholders” table previously presented on page 8 and the applicable footnotes on page 9 of the prospectus, is hereby amended and supplemented by this Prospectus Supplement, by adding the information below with respect to a selling stockholder not previously listed in the prospectus and by superseding certain information relating to the “Escrowed Shares” (as defined in the prospectus) previously disclosed as beneficially owned by the selling stockholders previously identified in the prospectus with the information below.

The information set forth in the table below has been updated solely to substitute the selling stockholder named herein as a result of transfers from the selling stockholders previously identified in the prospectus, which transfers are further described in the footnotes to the table below. The “Selling Stockholders” table from the prospectus is superseded in part by this Prospectus Supplement with the information provided below and in particular: the disclosure regarding the Escrowed Shares is replaced with the below as a result of the transfer of such Escrowed Shares to the selling stockholder named herein.

The information below with respect to the selling stockholder is based on information provided to us by or on behalf of the selling stockholder listed below on or before September 27, 2021, and we have not independently verified this information. The selling stockholder may be deemed to be an underwriter within the meaning of the Securities Act.

The applicable percentage ownership of common stock is based on approximately 81,881,477 shares of common stock outstanding as of September 27, 2021. Information with respect to shares of common stock beneficially owned after the offering assumes the sale of all of the shares of common stock offered and no other purchases or sales of our common stock. The selling stockholder named herein may offer and sell some, all or none of their shares of common stock.

	Shares Beneficially Owned Prior to the Offering		Shares Offered Hereby	Shares Beneficially Owned After the Offering
	Number	% (1)		Number	% (1)
Selling Stockholder
Castex Liquidating Trust (2)	825,572	1.0%	825,572	—	—

(1)	As of September 27, 2021, there were 81,881,477 shares of our common stock outstanding.
(2)

On June 30, 2021, 825,572 shares of common stock previously held in escrow pursuant to that certain Escrow Agreement (as defined in the prospectus), were transferred to the Trust in accordance with the terms of the Confirmation Order. Thomas Thompson is the trustee of the Trust and has sole voting and investment power over the shares held thereby. The mailing address of the Trust is 909 Fannin Street, Suite 3850, Houston, Texas 77010. Pursuant to the terms of the Confirmation Order, we were made a beneficiary of the Trust. As a result, in accordance with the terms of the applicable trust documents, we have the right to receive fifty percent of the proceeds from the sale of shares from the Trust, up to an aggregate amount of proceeds to us of $2.0 million, after which we have no right to any proceeds from the sale of any remaining shares registered hereunder.

.

PLAN OF DISTRIBUTION

The information under the caption “Plan of Distribution” commencing on page 16 of the prospectus is hereby supplemented and amended by adding the following information with respect to the selling stockholder named herein: The selling stockholder named in this Prospectus Supplement may be deemed an underwriter of the shares of common stock offered hereby within the meaning of the Securities Act.